Dejour Expands Operations in NE B.C. with Strategic Production and Facilities Acquisition

Vancouver, B.C., March 26, 2014 – Dejour Energy Inc.: (NYSE MKT: DEJ / TSX: DEJ), an independent oil and gas natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, announced today it has closed the purchase of certain natural gas producing assets and related processing facilities adjacent to its Woodrush oilfield 120 km. north of Ft. St. John, B.C.

The assets acquired include a 54% working interest in a Halfway formation well which is producing 800 mcf/d (430 mcf/d net), or 75 BOEPD, and a 74% working interest in 2 shut-in natural gas wells which will be turned into line within the next 30 days. Production from these wells could deliver up to an additional 360 mcf/d net to the Company’s working interest (60 BOEPD).

The assets also include:

1.	5,500 net acres of leasehold interests ( 65% developed);
2.

A 96.8% working interest in a Sour Processing Facility capable of 2.0 mmcf/d which includes compression, inlet separation, and dehydrator capability. This facility represents a profit center for the Company as the Company will assume contracts to process natural gas for other Operators in the immediate region;

3.	Working interests ranging from 96.8% to 100.0% in approximately 9 km of sales pipelines and 15 km of other pipelines.

Funding for the purchase was provided by cash on hand and available credit from the Company’s current credit facility with its’ Canadian bank.

“This is a strategic asset acquisition for our Company. The compressor facility and a key sales pipeline in the asset package are across the road from the Company’s main Woodrush tank battery. We currently pay a pipeline tariff to the Vendor which will be eliminated at closing as a result of the acquisition. Certain other operating economies can also be implemented immediately to reduce monthly operating costs and increase the overall profitability of the combined properties at Woodrush going forward” states Robert Hodgkinson, CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 71,500 net acres) and Peace River Arch regions (approximately 13,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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